                                                                         Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before taxes and cumulative effect of accounting change	$257.5	$150.7	$163.2	$191.3	$26.6
Add (deduct):
Equity in income of non-consolidated affiliates	(39.4)	(46.0)	(45.3)	(37.8)	(9.0)
Dividends received from non-consolidated affiliates	0.2	—	—	0.5	—
Capitalized interest	(5.0)	(0.2)	—	(0.3)	—
Fixed charges as described below	33.7	33.4	28.7	27.7	27.6
Total	$247.0	$137.9	$146.6	$181.4	$45.2

Fixed Charges:
Interest expensed and capitalized	$18.3	$22.3	$20.3	$20.2	$20.2
Estimated interest factor in rent expense(1)	15.4	11.1	8.4	7.5	7.4
Total	$33.7	$33.4	$28.7	$27.7	$27.6

Ratio of earnings to fixed charges	7.3	4.1	5.1	6.5	1.6

(1)           Amounts represent those portions of rent expense that are reasonable approximations of interest costs.